

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 12, 2022

Cong He
Chief Financial Officer
Tian'an Technology Group Ltd.
Room 104, Building 1-B, No. 3500
Xiupu Road, Pudong New Area, Shanghai, China

> **Re: Tian'an Technology Group Ltd.**
> **Registration Statement on Form F-1**
> **Filed September 15, 2022**
> **File No. 333-267453**

Dear Cong He:

 We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

 After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form F-1 Filed on September 15, 2022

General

1. Please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions, especially in light of Russia's invasion of Ukraine. For example, discuss whether you have to expect to:
   • suspend the production, purchase, sale or maintenance of certain items due to a lack of raw materials, parts or equipment; inventory shortages; closed factories or stores; reduced headcount; or delayed projects;
   • experience labor shortages that impact your business;
   • experience cybersecurity attacks in your supply chain;
   • experience higher costs due to constrained capacity or increase commodity prices or

challenges sourcing materials (e.g., nickel, palladium, neon, cobalt, iron, platinum or other raw materials sourced from Russia, Belarus, or Ukraine;
- experience surges or declines in consumer demand for which you are unable to adequately adjust your supply;
- be unable to supply products at competitive prices or at all due to export restrictions, sanctions, tariffs, trade barriers, or political or trade tensions among countries or the ongoing invasion; or
- be exposed to supply chain risk in light of Russia's invasion of Ukraine.

Explain whether and how you have undertaken efforts to mitigate and where possible, quantify the impact to your business.

2. Please disclose (1) whether your business segments, products, lines of service, projects, or operations are materially impacted by the recent pandemic-related lockdowns in China and (2) the impact of consumer demand declines China. In addition, discuss any steps you are taking to mitigate adverse impacts to your business.

Prospectus Cover Page, page i

3. Please disclose prominently on the prospectus cover page that you are not a Chinese operating company but a British Virgin Islands holding company with operations conducted by your subsidiaries based in China and that this structure involves unique risks to investors. If true, disclose that these contracts have not been tested in court. Provide a cross-reference to your detailed discussion of risk factors facing the company and the offering as a result of this structure.

4. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company.

5. Clearly disclose how you will refer to the holding company, subsidiaries, and other entities when providing the disclosure throughout the document so that it is clear to investors which entity the disclose is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as "we" or "our" when describing activities or functions of a subsidiary or other entity. For example, disclose, if true, that your subsidiaries and/or other entities conduct operations in China, that the other entity is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

6. Provide a clear description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under applicable agreements. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated entities, or to investors, and quantify the amounts where applicable.

7. Disclose whether cash generated from one subsidiary is used to fund another subsidiary's

operations, whether you have ever faced difficulties or limitations in your ability to transfer cash between subsidiaries, and whether you have cash management policies in place that dictates the amount of such funding. Please also disclose whether you have cash management policies/procedures that dictate how funds are transferred.

Prospectus Summary, page 1

8. In your summary of risk factors, disclose clearly the risks that your corporate structure and being based in or having the majority of the company's operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue securities to investors and cause the value of such securities to significantly decline or be worthless.

9. Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CRSC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your or your subsidiaries' operations, and state affirmatively whether you have received all requisites permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

10. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under your operating structure. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to

date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors as well as the ability to settle amounts owed under applicable agreements.

11. Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determination announced by the PCAOB on December 16, 2021.

Risk Factors, page 10

12. In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Because we are an "emerging growth company,".... , page 11

13. Based on your disclosure that you have irrevocably elected not to avail your company of exemption from new or revised accounting standards, it is not clear to us why you have not checked the related box on the cover page of the filing. Please clarify or revise this inconsistency.

Index to Consolidated Financial Statements
General, page 51

14. Please provide updated financial statements and related disclosures as required by Item 8.A.5 of Form 20-F.

Item 15. Recent Sales of Unregistered Securities, page II-2

15. Please revise your disclosure to furnish the complete disclosure required by Item 701 of Regulation S-K. In this regard, please provide the date of each sale, name the person or identify the class of persons to whom the securities were sold, indicate the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed, and state briefly the facts relied upon to make the exemption available for all the transactions disclosed here.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ernest Greene at 202-551-3733 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing